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MAR 01 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2020 (MM/DD/YY) AND ENDING Dec 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachtel & Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 K Street, NW # 615
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendie L. Wachtel 202-898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group LLC, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co Inc, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO Exceptions

WENDIE L. WACHTEL NOTARY PUBLIC EXP. 11-14-21 DISTRICT OF COLUMBIA

Signature

Bonnie K. Wachtel, CEO

Title

Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wachtel & Co., Inc.

Financial Statements and

Independent Auditors' Report

Year Ended December 31, 2020

Wachtel & Co., Inc.
Financial Statements
Year Ended December 31, 2020

	Page
Cover	1
Table of Contents	2
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Income (Loss)	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Subordinated Liabilities	8
Statement of Cash Flows	9
Notes to Financial Statements	10 - 15
<u>Supplementary Schedules:</u>	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	16
Computation of Cash Reserve Requirement - SEC Rule 15c3-3	17
Information For Possession or Control Requirements - SEC Rule 15c3-3	18
Reconciliation of the Computation of Net Capital and Computation of Reserve Requirements	19
<u>Other Information:</u>	
Wachtel & Co Inc Exemption Report SEC Rule 17a-5(d)(1)(i)B(2)	20
Independent Auditors' Report on Exemption for SEC Rule 15c3-3	21

Herbert J. Geary III
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Mark A. Welsh

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wachtel & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wachtel & Co., Inc. as of December 31, 2020, and the related statements of income (loss), changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wachtel & Co., Inc.'s management. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wachtel & Co., Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Wachtel & Co., Inc.'s financial statements.

- Computation of Net Capital Pursuant to SEC Rule 15c3-1
- Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3
- Information for Possession or Control Requirements under SEC Rule 15c3-3
- Reconciliation of the Computation of Net Capital under SEC Rule 15c3-1 and the Computation of Reserve Requirements under SEC Rule 15c3-3

The supplemental information is the responsibility of Wachtel & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

TGM Group LLC

We have served as Wachtel & Co., Inc.'s auditor since 2017.

Salisbury, Maryland
February 19, 2021

Wachtel & Co., Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	417,826
Cash and securities segregated under SEC regulations		87,488
Securities owned - investment account		619,800
Securities owned - trading account		3,142,365
Clearing deposits		181,780
Other receivables		0
Lease – Right of Use (present value)		101,513
Prepaid expenses		1,025
Prepaid income taxes		0
Net fixed assets & security deposit		4,491
Total Assets	$	4,556,288
Liabilities		
Accounts payable and accrued expenses	$	20,350
Lease Liability (present value)		104,356
Income Taxes payable		0
Payable to stockholders		0
Deferred tax liability		176,030
Total Liabilities	$	300,736
Stockholders' Equity		
Capital stock, $1 par; 100,000 authorized, 56,192 shares outstanding		56,192
Additional paid in capital		969,312
Retained earnings		3,230,048
Total Stockholders' Equity		4,255,552
Total Liabilities and Stockholders' Equity	$	4,556,288

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Income (Loss)
Year Ended December 31, 2020

Revenues		
Commissions	$	0
Net Trading Account Gain (Loss)		29,012
Investment Account Realized Gain (Loss)		161,498
Investment Account Unrealized Gain (Loss)		(284,472)
Interest		69,579
Dividends		7,700
Mutual Funds		13,538
Consulting Fees		137,500
Other		0
Total Revenues		134,355
Expenses		
Accounting and professional services		18,037
Advertising		0
Clearing charges		12,207
Communications & Technology		7,321
Consulting fees		210,000
Dues and licenses		1,852
Health benefits		25,489
Insurance		1,583
Miscellaneous		0
Office expense		8,323
Officers' salaries		60,000
Pension contribution		0
Regulatory fees		4,770
Rental Lease Expense		37,941
Salaries		0
Taxes, Payroll - DUCB - FUTA		5,370
Travel and transportation		3,654
Total Expenses		396,547
Income before taxes		(262,192)
Provision for income tax benefit (expense)		74,617
Net Income (Loss)	$	(187,575)

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2020

	Capital	Addt'l Paid-in Capital	Retained Earnings
Balances at December 31, 2019	$ 56,192	$ 969,312	$ 4,177,623
Net Income (Loss)	0	0	(187,575)
Dividends (Paid)	0	0	(760,000)
Balances at December 31, 2020	$ 56,192	$ 969,312	$ 3,230,048

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2020

Subordinated Borrowings as of January 1, 2020	$	0
Change in Subordinated Borrowings		0
Subordinated Borrowings as of December 31, 2020	$	0

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities		
Interest received	$	69,579
Fees and Mutual Fund revs received		151,038
Net cash flow to purchase and sell securities		589,924
Dividends received		7,700
Cash paid to suppliers and employees		(346,241)
Cash paid to Customers, Brokers & Shareholders		0
Clearing Deposits (paid) received		(629)
Lease Payments		(37,005)
Taxes paid		(4,190)
Net cash from (used in) operating Activities		430,176
Cash Flows from Investing Activities		
Proceeds from sale of Investment Securities		267,758
Net Cash from Investing Activities		267,758
Cash Flows from Financing Activities		
Dividends Paid		(760,000)
Cash and Cash Equivalents at beginning of year		567,380
Cash and Cash Equivalents at end of year		505,314
Net (decrease) in Cash and Cash Equivalents	$	(62,066)

Reconciliation of net income to net cash provided (used) by operations

Net Income (Loss)	$	(187,575)
Realized (Gain) on Investment Securities		(161,498)
Decrease (increase) in other receivables		0
Decrease (Increase) in prepaid expenses		15
Decrease (Increase) in prepaid taxes		0
Decrease (Increase) in deposits		(629)
Decrease (Increase) in investment account value		284,472
Decrease (Increase) in trading account		560,912
Decrease (Increase) in lease asset		33,847
Increase (Decrease) in accts payable and accrued expenses		12,350
Increase (Decrease) in deferred taxes		(78,807)
Increase (Decrease) in Lease Liability		(32,911)
Net cash from (used in) Operating Activities	$	430,176

See Notes to Financial Statements

Note 1 – Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Depository Trust Company and Financial Industry Regulatory Authority (FINRA). During 2017, the Corporation transferred all customer funds and securities to other advisors and/or custodians. Since 2017, the Corporation has not held any customer funds or securities.

The Corporation does not engage in commodities, options, or foreign exchange transactions.

Note 2 – Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements prepared, on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

During 2020, the Corporation charged consulting fees of $137,500 for work related to DTC securities eligibility. Revenue is recognized upon filing of an Eligibility Application. Fees are negotiable and payment due at time of service. There were no contractual assets or liabilities related to consulting fees as of December 31, 2020.

Securities transactions are recorded on a trade date basis.

The Corporation's Investment Account is comprised of securities purchased and held without the intent of short term resale. The Corporation's Trading Account is comprised of securities purchased primarily for the purpose of selling in the near term. Securities are valued at market value and those not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income. Realized gain on the Investment Account is determined using FIFO cost. During 2020, realized gains on Investment Account securities totaled $161,498. Unrealized losses on investment securities totaled $284,472 for the year ended December 31, 2020. Gains on Trading Account securities totaled $ 29,012.

Fixed assets are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to five years. There was no depreciation expense for the year ended December 31, 2020. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Certain transactions of the Corporation may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Corporation reported for Federal income tax purposes may differ from net income in these financial statements.

Income taxes are provided at appropriate rates on amounts as determined in the statement of income. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

The Corporation follows ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it was more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Corporation's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, there are no such tax positions as of December 31, 2020. Further, no interest or penalties have been accrued or charged to expense as of December 31, 2020.

The Corporation considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to their short-term nature.

The statement of cash flows includes funds segregated under rule 15c3-3 of the Securities and Exchange Commission (Note 3) as cash and cash equivalents.

Included in clearing deposits, as of December 31, 2020, are 7.731 shares of The Depository Trust & Clearing Corp common stock (DTC). The Corporation is required to own a minimum number of shares in order to maintain membership status. The stock is considered an equity issue and is neither redeemable nor actively marketable. DTC stock is carried at cost, $160,781 as of December 31, 2020.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

Note 3 – Cash and Securities Segregated Under SEC Regulations

Funds segregated in Special Reserve accounts for the Benefit of Customers under Rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at United Bank earning interest of 0.25% with a balance of $77,479, and a money market account at Truist Bank earning interest at 0.01% with a balance of $10,009 as of December 31, 2020. As there is no present deposit requirement, these reserve accounts remain open at the discretion of management.

Note 4 – Fair Value Measurements

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

> Level 1: Securities traded on an active market. When available, the Corporation measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.
> Level 2: Securities not traded on an active market but observable market inputs are readily available.
> Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used through December 31, 2020.

Equity securities: Value based on quoted market prices at year end.
Money Market Funds: Value based on net asset value (NAV) at year end.
Mutual funds: Value based on net asset value (NAV) at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Corporation does not have any assets or liabilities that it measures fair value on a non-recurring basis.

Note 4 – Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 619,800	$ 0	$ 0	$ 619,800
Money Market Funds	1,306,180	0	0	1,306,180
Mutual Funds	1,836,185	0	0	1,836,185
Total Assets at fair value	$ 3,762,165	$ 0	$ 0	$ 3,762,165

Note 5 – Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 8,208
Automobiles	15,887
	24,095
Less: Accumulated Depreciation ..	(22,506)
Net Fixed Assets	$ 1,589

Note 6 – Transactions with Officers and Stockholders

Any amounts receivable or payable to officers or stockholders would represent transactions arising in the normal course of business and be non interest bearing. There are none.

Note 7 – Pension Plan

The Corporation has a discretionary simplified employee pension plan for eligible employees. The total pension expense for the year ended December 31, 2020 was $0.

Note 8 – Concentration of Credit Risk

At times the combined account balances in any one bank are in excess of the $250,000 amount insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 9 – Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes		
Federal	$	3,940
Local		250
Total current provision		4,190
Deferred income taxes		(78,807)
Total provision for taxes	$	(74,617)

The Corporation determines its deferred tax position under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis assets and liabilities using presently enacted tax rates.

Deferred income taxes are principally applicable to the unrecognized gain on the investment account inventory. The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after the date filed.

Note 10 – Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2020, the ratio of aggregate indebtedness to net capital was .06 to 1, and net capital of $3,570,003 exceeded capital requirements of $250,000 by $3,320,003.

Note 11 – Lease

The Corporation adopted ASU 2016-02, Leases (Topic 842), on January 1, 2019, using a modified-retrospective approach, whereby no cumulative effect adjustment to the opening balance of retained earnings was required. The Corporation also elected the package of practical expedients, which allowed the Corporation to carry forward the historical lease classifications.

The Corporation leases a single location for its office. The lease was classified as an operating lease. The lease was signed in July 2018 for five years and four months expiring in October 2023. The Corporation has a one-time option to extend the lease for an additional five year period provided the option is exercised at least nine months prior to the expiration of the current lease term. The initial base rent for the extension option will be 100% of the then current market rate. Management does not believe the extension is reasonably certain.

Adoption of this standard resulted in the Corporation recognizing a right of use asset and a corresponding lease liability of $168,330 on January 1, 2019.

Supplemental lease information at or for the year ended December 31, 2020:

Balance Sheet	
Right-of-use asset	$ 101,513
Lease liability	$ 104,356
Income Statement	
Operating lease expense	$ 37,941
Remaining lease term, in months	34
Discount rate	% 2.75
Operating cash flows	37,005

The discount rate is based on the Corporation's incremental borrowing rate as determined by management.

A maturity analysis of the Corporation's lease liabilities at December 31, 2020 was as follows:

2021	$ 37,274
2022	$ 38,299
2023	$ 32,705
Total lease payments	$ 108,278
Less Interest	$ 3,922
Present Value of Lease	$ 104,356

Note 12 – Commitments, Contingencies & Guarantees - None

Note 13 – Subsequent Events - None

Management has evaluated events through February 19, 2021, the date on which the financial statements were available to be issued.

Wachtel & Co., Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2020

Total Assets ....$	4,556,288
Total Liabilities	300,736
Net Worth	4,255,552
Non-Allowable Assets	166,296
Other Deductions	90,000
Allowable Assets	4,299,992
Net Capital before Haircuts	3,999,256
Haircuts	429,253
Adjusted Net Capital	3,570,003
Liabilities Not Included in Aggregate Indebtedness...	101,513
Aggregate Indebtedness	199,223
Calculated Required Capital	13,282
Minimum Required Capital	250,000
Excess Capital .... $	3,320,003
Ratio (AI / Net Capital)	.06

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3

December 31, 2020

Customer Credit Balances	$	0
Customers' Securities F/R		0
Total Credits		0
Customer Debit Balances (-1%)		0
Customers' Securities F/D		0
Total Debits		0
Excess of Credits Over Debits		0
Amount in Reserve a/c (12/31/20)		87,488
January Deposit or (Withdrawal)		0
New Balance in Account		87,488
Excess Deposit Over Requirement	$	87,488

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Information for Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2020

Market Valuation and Number of Items of:

1. Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2020 (for which instructions to reduce possession or control had been issued) but for which the required action was not taken within the time frame specified under rule 15c3-3. (Notes A and B below.)

Number of Items – None   Value – None

2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2020, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. (Notes B and C below.)

Number of Items – None   Value – None

Notes

A. There were no customers' fully paid securities required to be in possession or control as of the report date.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. There are no items arising from "temporary lags which result from normal business operations".

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2020

Net Capital:

Net capital per December 31, 2020 FOCUS report (unaudited)	$ 3, 570,003
Net capital per audited financial statements	3, 570,003
Differences	-

There were no reconciling items between the net capital computation as reported on the December 31, 2020 FOCUS report (unaudited) and the audited financial statements.

Reserve Requirements:

Reserve requirements per December 31, 2020 FOCUS report (unaudited)	$ Zero
Reserve requirements per audited financial statements	Zero
Differences	None

There were no reconciling items between the reserve requirements computation as reported on the December 31, 2020 FOCUS report (unaudited) and the audited financial statements.

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

1701 K Street, N.W. Suite 615
Washington, DC 20006

202-898-1144

Wachtel & Co Inc §§ 240.17a-5(d)(1)(i)(B)(2) Exemption Report

Exemption Report for SEC Rule 15c3-3

For the Year Ending December 31, 2020

For the year ending December 31, 2020, Wachtel & Co Inc, claimed exemption from the governance of SEC Rule 15c3-3 as outlined under paragraph (k) (2) (i).

SEC Rule 15c3-3 paragraph (k) (2) (i) states:

The provisions of this rule shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

At no time during the year ending December 31, 2020, did Wachtel & Co Inc, hold funds or securities for, or owe money or securities to, customers. Wachtel & Co Inc qualified at all times during the year ending December 31, 2020, without exception, under the provisions of SEC Rule 15c3-3 paragraph (k) (2) (i).

Respectfully submitted,

Bonnie K. Wachtel

January 13, 2021

Bonnie K. Wachtel, CEO

Herbert J. Geary III
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Mark A. Welsh

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION FOR RULE 15c3-3

To the Board of Directors and Stockholders
Wachtel & Co., Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) Wachtel & Company, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Wachtel & Company, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Wachtel & Company, Inc. stated that Wachtel & Company, Inc. qualified at all times during the year ending December 31, 2020, without exception. Wachtel & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wachtel & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
February 19, 2021